[Letterhead of Akin Gump Strauss Hauer & Feld LLP]

BRUCE S. MENDELSOHN

212.872.8117/fax: 212.872.1002

bmendelsohn@akingump.com

April 24, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

Mark P. Shuman

Division of Corporate Finance

United States Securities and Exchange Commission

Mail Stop 4561

100 F Street N.E.

Washington, D.C. 20549

Re:

FriendFinder Networks Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed on March 26, 2009

File No. 333-156414

Dear Mr. Shuman:

This letter is being submitted in response to the comments given by the staff (the “Staff”) of the Division of Corporate Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 17, 2009 to Marc H. Bell, chief executive officer of FriendFinder Networks Inc. (the “Company”), with respect to the above-referenced registration statement (the “Registration Statement”).  On behalf of the Company, we are authorized to provide the responses contained in this letter.

Where indicated below, requested changes have been included in Amendment No. 2 to the Registration Statement, which is being filed simultaneously with this response.

For your convenience, we set forth each comment from your letter in bold typeface and include the Company’s response below it.  Page references contained in our responses are to the form of prospectus (the “Prospectus”) contained in Amendment No. 2 to the Registration Statement.

Prospectus Summary, page l

1.

With respect to prior comments 5 and 6, please move the list of defined terms in the opening italicized paragraph to a portion of the prospectus not covered by the plain English rule. In addition, you should move the text discussing non-GAAP financial results on page 2 to follow the “Summary Consolidated Financial Information and Other Financial Data,” and replace the current disclosure with a brief summary of your recent operating results and your current financial position that is expressed in GAAP terms.

The Prospectus has been amended to move the list of defined terms and the text discussing financial results not measured in accordance with generally accepted accounting principles (“GAAP”) on page 2 to reflect the Staff’s comment.  The Company has decided to discuss its recent operating results and financial position expressed in GAAP terms in other parts of the Prospectus.  Please see pages i, 2, 7 and 8 of the Prospectus.

2.

We note your revised disclosure on page 2 in response to prior comment 7. Please disclose the amount of indebtedness, and briefly describe how the debt was incurred. In addition, clearly disclose that the primary purpose of the offering is to repay debt, including debt held by your affiliates, and the effect that the deleveraging will have on your company.

The Prospectus has been amended to reflect the Staff’s comment.  Please see page 2 of the Prospectus.

Mark P. Shuman

April 24, 2009

3.

We note that you revised your disclosures on page 2 to reflect the requirements of Item 10(e) of Regulation S-K and Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures in response to our prior  comment 11. With regards to such disclosures, please address the following comments:

•

Tell us how you considered presenting a tabular reconciliation of GAAP information to non-GAAP information and revise your disclosures accordingly;

•

Revise to clearly label such measures as “non-GAAP” as they are still labeled “as adjusted”;

•

Tell us how you considered calculating the income tax effect of your non- GAAP adjustments to reconcile non-GAAP net loss and revise your disclosures accordingly;

•

Revise to address why management believes the deferred revenue adjustment is not a recurring item. In this regard, please explain how the Company believes that Various’ pre-acquisition results are indicative of future results (e.g. does it expect the same subscription level base in future periods?);

•

Revise your disclosures to address material limitations associated with the use of non-GAAP financial measures as compared to the use of the most directly comparable GAAP financial measures and the manner in which management compensates for them; and

•

Revise to include a discussion of the economic substance behind management’s decision to use such measures and the substantive reasons why management believes these non-GAAP financial measures provide useful information to investors. We refer you to footnote 44 of SEC Release 33- 8176, which indicates the fact that the non-GAAP financial measure is used by or useful analysts cannot be the sole support for presenting such measures.

The Prospectus has been amended to reflect the Staff’s comment.  Please see page 7 of the Prospectus, which contains a tabular reconciliation of GAAP information to non-GAAP information. The Company has subtracted the income tax benefit from net loss in the tabular presentation to derive EBITDA.

With respect to the relationship between the pre-acquisition results of Various, Inc. (“Various”) and the Company’s expectation of future results, the deferred revenue adjustment resulted from the application of purchase accounting.  The purchase accounting adjustment takes into account the assumption that a portion of the deferred revenue is related to the sales effort performed by Various prior to the acquisition and therefore, the Company is only entitled to the fulfillment effort for the deferred subscription revenue acquired. For new subscriptions, which the Company expects to continue to be stable or grow, the Company will be entitled to all of the deferred revenue from a subscription because it also performed the sales effort. The renewal rate on the subscriptions that were the basis for the deferred revenue liability that was on the balance sheet of Various just prior to the acquisition was an average of approximately 63%. The renewal rate on subscriptions that had already been renewed at least one time since the acquisition was 78%. As such, the Company believes that historical revenues of Various, including those revenues that were added back to the pro forma net revenue, are reflective of future results of the Company.

In addition, pages 7 and 8 have been revised to clearly label the measures as non-GAAP, address why the deferred revenue adjustment is not a recurring item, disclose the material limitations associated with the use of non-GAAP measures and discuss the economic substance and reasoning behind management’s decision to use such measures and their limitations.  Readers are advised that such non-GAAP measures are not a substitute or replacement for GAAP measures.

4.

We note your response to prior comment 10 concerning industry research reports cited in your prospectus. Certain of the cited reports, such as IDC’s Internet Commerce Market Model and eMarketer’s forecast for worldwide online social networking advertising spending, were prepared in late 2007 or early 2008. Please tell us your views regarding whether information extracted from reports prepared prior to the current economic downturn provide meaningful and reliable information to potential investors. Tell us what consideration you have given to including prominent disclosure concerning how economic conditions may affect the usefulness of the cited information, and how those conditions might affect any reports the study authors might prepare in the context of the substantial economic downturn. Tell us whether you are aware of similar market studies that

Mark P. Shuman

April 24, 2009

have been prepared by the authors you cite, or others, after September 2008. Also tell us whether the conclusions of any more current reports vary materially from the ones you cite. Finally, tell us what consideration you have given to expanding the market survey information to include industry research reports that were prepared during the economic downturn.

The Prospectus has been amended to reflect the Staff’s comment.  Please see pages 82 through 85 of the Prospectus, which contain data from updated industry research reports.  In addition, the Company will continue to update the Prospectus to include data from updated industry reports as they become available and prior to the distribution of a preliminary prospectus.  The Company also notes that it has included a risk factor on page 28 of the Prospectus that discusses the risk that industry reports may not accurately reflect the current economic climate.

Summary Consolidated Financial Data and Other Financial Data, page 5

5.

We note your disclosures in note (b) on page 7 where you indicate that for the year ended December 31, 2008 the Company failed to satisfy EBITDA covenants with respect to your 2006 and 2005 Notes because of operating performance. You further indicate that the EBITDA requirement for these Notes was $13.5 million for the twelve month period ending December 31, 2008. Considering EBITDA for the year ended December 31, 2008 was $57.2 million, it is not clear how the Company determined that you did not meet your EBITDA covenants. Please explain and revise your disclosures accordingly.

The EBITDA calculation under the covenant in each of the 2006 Notes and 2005 Notes only allows the Company to include the EBITDA of FriendFinder Networks Inc. on a standalone non-consolidated basis and, therefore, does not allow the Company to include the EBITDA of the Company’s subsidiary, Interactive Network, Inc. (“INI”) or its subsidiaries in this calculation. However, the Company may include dividends actually received from INI in this calculation. The EBITDA of FriendFinder Networks Inc., excluding EBITDA of INI, for the year ended December 31, 2008 based on this calculation was $8.2 million.

The Prospectus has been amended to explain this calculation.  Please see page 7 of the Prospectus.

Capitalization, page 37

6.

We note from your response to prior comment 58 that Series A and Series B preferred stock will not automatically convert into shares of the Company’s common stock upon completion of this offering. Similarly, we note that your pro forma disclosures assume the conversion of the Company’s outstanding Series B common stock and Subordinated Convertible Notes. Please explain further how you determined that the conversion of preferred stock, common stock, and convertible debt meets the “factually supportable” criteria of Rule 11-02(b)(6) of Regulation S-X and why you believe it is appropriate to include these items in your pro forma capitalization table.

The Company notes the Staff’s comments and respectfully submits that the Company has contacted and is currently awaiting responses from its Series A and Series B convertible preferred stockholders with respect to their intention to convert their shares prior to or upon the completion of the offering.  In the interim, the Company believes it is appropriate to include these items in its pro forma capitalization to disclose the most dilutive scenario.  In the event the holders of the Company’s convertible securities indicate their intention not to convert, which will be determined prior to the circulation of the preliminary prospectus, the disclosure in the Prospectus will be revised accordingly.

7.

We note your response to prior comment 26 where you indicate that considering the nominal exercise price of the warrants and the fact that the warrant holders will lose the warrants if they are not exercised, the Company believes the exercise of all warrants prior to the IPO is factually supportable. Unless the Company has contractual arrangements with the warrant holders indicating their intent to exercise such warrants, the Staff does not believe your circumstances meet the factually supportable criteria of Rule 11-02(b)(6) of Regulation S-X and, accordingly, such assumptions should not be included in your pro forma capitalization disclosures. Alternatively, you may include a footnote to the Capitalization table discussing the possible exercise of such warrants. Please revise your disclosures accordingly.

Mark P. Shuman

April 24, 2009

The Company issued warrants in connection with financing transactions in 2006 and 2007 at the nominal exercise price of $0.00001 per share, which were considered to be in substance common shares based on the nominal exercise price.  Accordingly, the warrants have been included in the computation of basic Earnings per Share (“EPS”).  It should be noted that the Financial Accounting Standards Board has issued an exposure draft proposing amendments to Statement of Financial Accounting Standards No. 128 “Earnings per Share” for which the comment period ended December 31, 2008.  This proposed amendment reflects the board’s efforts to converge the guidance on EPS in U.S. GAAP and International Financial Reporting Standards as well as simplify and clarify the guidance.  In this regard, the exposure draft proposes to more clearly articulate the instruments that are included in basic EPS which includes instruments that are currently exercisable or shares that are currently issuable for little or no cost to the holder.  Since the Company has included the shares underlying these warrants as outstanding in its historical financial statements, the Company believes that it has met the factually supportable criteria of Rule 11-02(b)(6) of Regulation S-X. The Company respectfully submits that, as per the telephone conversation with Ms. Kathleen Collins, Branch Chief – Accounting, of the Commission on Monday, April 20, 2009, the factually supportable criteria has been met with respect to the exercise of the warrants.

In addition, in the above-referenced telephone conversation, Ms. Collins asked the Company to consider the proper treatment of the warrants under Staff Accounting Bulletin (“SAB”) Topic 4.D.—Equity Accounts; Earnings per Share Calculations in an Initial Public Offering (“Topic 4.D.”).  Accordingly, the Company considered the guidance contained in SAB Topic 4.D. with respect to retroactive treatment of “nominal issuances.”  The Company does not consider the issuance of the warrants to be nominal issuances because the warrants were issued as inducement to investors or lenders in connection with financing transactions, and as such the Company received more than nominal consideration in relation to the fair value of the warrants at their dates of issuance. Therefore, the Company believes that its treatment of the warrants in its historical EPS calculations is appropriate.

Unaudited Pro Forma Financial Data, page 41

8.

We note the change you made to pro forma adjustment (2) in response to prior comment 27. Please tell us if the Company expects historical revenues, which include the purchase accounting adjustment for deferred revenue, to be reflective of future results. If not, then it would appear that your pro forma adjustment may not meet criterion (ii) of Rule 11-02(b)(6), as it would not have a continuing impact, and you should revise your disclosures to remove this adjustment.

Alternatively, you may include a discussion of this item in the notes to the pro forma financial statements and clearly indicate that this item is not included in your pro forma financial statements. You may also describe the impact the purchase accounting adjustment had on your fiscal 2008 results in comparison to the pro forma for fiscal 2007 in your MD&A discussion, without specifically including this adjustment in your pro forma revenue amounts.

The Company believes that it is appropriate to add back the deferred revenue adjustment for the revenue deducted due to purchase accounting between the date of acquisition of Various and the end of the 2007 fiscal year as was done in the pro forma presentation in the Company’s initial filing with the Commission of the Registration Statement on December 23, 2008 for the reasons set forth in the Company’s response to comment 27 in the Staff’s letter dated January 21, 2009 to the Company.  In response to your inquiry with respect to renewal rates, the Company’s legal performance obligation with respect to subscription agreements in effect at the date of acquisition related to the remaining period of the existing arrangements.  Accordingly the deferred revenue adjustment is not related to whether or not subscribers renew their subscription.  The Company has a strong history of renewals of its subscriptions.  The renewal rate on the subscriptions that were the basis for the deferred revenue liability that was on the balance sheet of Various just prior to the acquisition was an average of approximately 63%.  The renewal rate on subscriptions that had already been renewed at least one time since the acquisition was 78%.  As such, the Company believes that historical revenues of Various, including those revenues that were added back to the pro forma net revenue, are reflective of future results of the Company.

The Prospectus has been amended to include the add back of deferred revenue in the pro forma financial data.  Note (2) of the “Notes to the Unaudited Pro Forma Consolidated Statement of Operations” has been amended to explain the add back of deferred revenue. Please see pages 41 and 42 of the Prospectus.

Mark P. Shuman

April 24, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47

Results of Operations, page 54

9.

We note your response to prior comment 30. You do not appear to have provided a quantitative and qualitative discussion and analysis of the conversion of members to subscribers, and the number of/revenue from marketing affiliates for each time period addressed in your results of operations. Please explain, or revise your disclosure.

The Company respectfully submits that the actual rate of conversion of members to subscribers is information of a proprietary nature that would harm the Company’s business if disclosed.  In a survey of registration statements of other companies that similarly rely on the conversion of non-paying customers to paying customers, the Company found several companies that consider conversion an important metric, but very few companies that disclosed the actual rate of conversion.  Accordingly, the Prospectus has not been revised to include the rate of conversion from members to subscribers.

The Prospectus has been amended to disclose the percentage of revenue contributed by marketing affiliates and consideration to affiliates for each time period addressed in the results of operations.  Please see page 51 of the Prospectus.  Due to the acquisition of Various and operational adjustments to the affiliate program, the Company is unable to provide the number of marketing affiliates for periods prior to December 31, 2008.

10.

We note that on page 56 you describe how the discussion of historical results of operations for fiscal 2008 as compared to pro forma results of operations for fiscal 2007 was prepared. However, please revise to also explain why management believes this information is useful and any potential risks associated with using it (e.g. the potential that such results might not necessarily be indicative of future results, depending on how the information has been prepared, and the period that it covers).

The Prospectus has been amended to reflect the Staff’s comment.  Please see page 59 of the Prospectus.

Management page 98

11.

We note your response to prior comment 39. In your response letter, please tell us the minimum percentage of the working time of Messrs. Bell, Staton, and Shashoua that is expected to be devoted to Enterprise Acquisition Corp., Marc Bell Capital Partners LLC, and Staton Capital LLC.

The Company expects that each of Messrs. Bell, Staton and Shashoua will devote a minimum of 5% of their time to Enterprise Acquisition Corp. until November 7, 2009, at which point Enterprise Acquisition Corp. will have either completed a business combination or will be required to liquidate.  If, during this time, Enterprise Acquisition Corp. is negotiating with potential target businesses or has entered into a definitive agreement for a business combination, the Company expects that Messrs. Bell, Staton, and Shashoua will devote approximately 25% of their combined time to Enterprise Acquisition Corp.  In the event that a business combination is consummated, the future role of each of Messrs. Bell, Staton and Shashoua, if any, in the business following a business combination cannot presently be stated with any certainty. Each of Messrs. Bell and Staton expect to devote a small percentage of their time to Marc Bell Capital Partners LLC and Staton Capital LLC, respectively, as is required from time to time. While the amount of time devoted to each of these entities will vary, FriendFinder Networks Inc. remains the primary focus of each of Messrs. Bell and Staton, as well as that of Mr. Shashoua.

Executive Compensation, page 103

12.

We note your response to prior comment 40. Please revise this section to include a discussion and analysis of compensation policies for the fiscal year ended December 31, 2007, as well as summary compensation table information with respect to compensation received by the named executive officers during the year ended December 31, 2007, that was previously disclosed or was previously required to be disclosed. See Instruction 1 to Item 402(c) of Regulation S-K.

The Prospectus has been amended to include a discussion and analysis of compensation policies for the fiscal year ended December 31, 2007, as well as summary compensation information with respect to compensation received by the named executive officers during the year ended December 31, 2007.  Please see pages 107, 108, 112 and 113 of the Prospectus.

Mark P. Shuman

April 24, 2009

13.

On page 107, you state that you granted options to named executive officers on July 7, 2008. We note that you have not included the tables required by Items 402(d) and 402(f) of Regulation S-K. See Items 402(d)(1) and 402(f)(1) of Regulation S-K and Question 119.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Regulation S-K. Please explain, or amend your disclosure.

The Prospectus has been amended to clarify that the Company entered into agreements on July 7, 2008 to grant options to the named executive officers.  However, these grants will not be made until the consummation of the offering when the material terms of the options, including the exercise price, are determinable.  The Company will report these grants in accordance with Items 402(d)(1) and 402(f)(1) in the fiscal year in which the awards are made.  Please see page 110 of the Prospectus.

Compensation Discussion and Analysis, page 103

14.

We note your response to prior comment 41, which states that your board of directors is generally familiar with the compensation of similarly situated individuals at other companies and considers this information when making compensation decisions. Please disclose the companies used for this purpose. See Question 118.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Regulation S-K.

The Prospectus has been amended to clarify that the board of directors does not base its compensation decisions on compensation data compiled with respect to other companies.  Rather, the members of the board of directors have a general understanding of current compensation practices based on prior experience and information and articles generally available to the public.  Please see page 107 of the Prospectus.

Bonuses, page 105

15.

Please revise to include a more detailed description of your bonus payments to Mr. Brackett. The revised disclosure should describe the terms of the bonus agreement negotiated at the time of the Various acquisition and how the amounts actually awarded to Mr. Brackett were determined.

The Prospectus has been amended to reflect the Staff’s comment.  Please see page 109 of the Prospectus.

Long-Term Equity Incentive Compensation, page 106

16.

We note your response to prior comment 44. Please revise this section to disclose the factors that were considered and the reasons for the variations in the number of options granted to the named executive officers.

The Prospectus has been amended to reflect the Staff’s comment.  Please see page 110 of the Prospectus.

Certain Relationships and Related Party Transactions, page 117

17.

We note your response to prior comment 47, which states that Messrs. Bell and Staton “do not qualify as ‘promoters’ of the company as defined in Rule 405 of Regulation C.” In your response letter, please provide an analysis supporting your conclusion that Messrs. Bell and Staton, and/or entities affiliated with them are not promoters, or revise this section to provide the disclosure required by Item 404(c)(l) of Regulation S-K.

Rule 405 of Regulation C defines a “promoter” as any person who takes initiative in founding and organizing the business of an issuer or who, in connection with the founding and organizing of the business of an issuer receives in consideration of services or property 10 percent or more of any class of securities of the issuer or 10 percent or more of the proceeds from the sale of any class of such securities.  As described in the prospectus, Messrs. Bell and Staton did not found or organize the Company’s business.  Rather, they purchased from a prior holder securities issued by General Media, Inc. (“GMI”), a business already founded and organized by others, during the period of GMI’s bankruptcy.  Upon the bankruptcy court’s reorganization of GMI’s equity and financing, Messrs. Bell and Staton were issued securities to replace their prior holdings in GMI.  In Ingenito v. Bermec Corporation, 441 F.Supp. 525, (1977), the Southern District of New York stated that, to be an active participant in formation, one must be involved

Mark P. Shuman

April 24, 2009

in the transactions by which the issuer acquires the properties essential to the conduct of its business.  Neither the efforts, investments nor participation of Messrs. Bell and Staton contributed to the acquisition of GMI’s properties, which already had owned its assets prior to their involvement.  Likewise, in Oklahoma-Texas Trust v. Securities and Exchange Commission, 100 F.2d 888 (10th Cir. 1939), the first case to consider the subject of “promoters” in relation to a registration statement, the court quoted Cook on Corporations, 6th Ed. Sec. 651, in which a promoter is defined as “a person who brings about the incorporation and organization of a corporation. He brings together the persons who become interested in the enterprise, aids in procuring subscriptions, and sets in motion the machinery which leads to the formation of the corporation itself.”  Neither the efforts, investments nor participation of Messrs. Bell and Staton brought together the persons who became interested in the enterprise, aided in procuring subscriptions, or set in motion the machinery which led to the formation of the corporation, as those events all occurred decades prior to Messrs. Bell and Staton’s involvement.  For the foregoing reasons, the Company respectfully submits that Messrs. Bell and Staton do not constitute “promoters” of the Company.

18.

We note your response to prior comment 50, which asked you to explain why your acquisition of Various was structured such that your principals and their affiliates entered into the letter agreement directly with the sellers of Various. Your response states that the letter agreement was the product of negotiations. In your response letter, please provide a concise summary of the negotiations, as well as an explanation of economic or business motivations for structuring the acquisition in this manner.

The original terms of the Stock Purchase Agreement, dated as of September 21, 2007, between the Company and the sellers of Various called for the majority of the purchase price to be paid in cash.  By early December 2007, it became apparent that the Company would only be able to raise a portion of that consideration in cash.  A negotiation then ensued in which the Company sought to persuade the sellers to accept additional securities in lieu of some of the cash in payment of the purchase price, which offer was accepted by the sellers.  The negotiation was conducted under extreme time pressure due to the deadline for closing the acquisition, which had already been extended.  It was impracticable in the time available for the Company to issue additional equity securities. Consequently, the Company’s principals and their affiliates agreed to enter into the letter agreement directly with the sellers of Various whereby the principals and their affiliates would offer their personally held securities as consideration in order to induce the sellers to accept the greater amount of debt securities in payment of the purchase price, thereby ensuring the closing of the Various acquisition.

Underwriting, page 137

19.

We note your response to prior comment 56, which, among other things, observed that the underwriter listed in this section and on the outside front cover page of the prospectus did not appear to be registered with FINRA. It still appears that the underwriter named in this section and on the outside front cover page is not registered with FINRA. Please advise, or revise, as appropriate.

The Company has revised the Prospectus on page 142 to clarify that, although the underwriters are expected to make offers and sales both inside and outside of the United States, offers or sales in the United States will be only conducted by broker-dealers registered with both the SEC and Financial Industry Regulatory Authority, Inc. ("FINRA").  In the case of Renaissance Securities (Cyprus) Limited, no offers or sales will be conducted in the United States.  Instead any offers or sales will be conducted through RenCap Securities, Inc., a broker-dealer registered with the SEC and FINRA.  Further, the Company intends to include one or more additional underwriters in this offering, prior to distributing preliminary prospectuses, that are registered with the SEC and FINRA.

Friendfinder Networks Inc. December 31, 2008 Financial Statements

Consolidated Statements of Operations, page F-4

20.

Based on the information provided in the table on page F-30 of Note N, it appears that product revenue may exceed ten percent of total revenue in fiscal 2007 and fiscal 2006 (i.e. mainly due to magazine sales). Please confirm and also tell us if “video entertainment” includes DVD/videocassette product sales. As applicable, revise to separately present product and service revenues and their respective costs pursuant to Rule 5-03(b)(l) and (2) of Regulation S-X or tell us why such revision is not considered necessary.

Mark P. Shuman

April 24, 2009

The Prospectus has been amended to separately present product and service revenues and their respective costs.  Please see page F-4 of the Prospectus.  DVD/videocasette product sales are included in “video entertainment.”

Note B. Summary of Significant Accounting Policies

11. Revenue Recognition, page F-9

21.

We note from your disclosures on page F-9 that the Company recognizes revenue from the shipment of products from online stores when the products are shipped. However, your response to our prior comment 62 indicates that the Company receives a commission for products sold through an online store in which a third party operates. Please revise your disclosures to clarify the nature of how revenue is generated from online stores, as your current description is not consistent with the information provided in your response to prior comment 62.

The Prospectus has been amended to reflect the Staff’s comment.  Please see pages F-9 and F-10 of the Prospectus.

23. Per share data, page F-12

22.

Please revise your disclosures to clarify why you did not present earnings per share using the two-class method based on your consideration of Issue 7 of EITF 03-6 as addressed in your response to prior comment 66.

The Prospectus has been amended to reflect the Staff’s comment.  Please see page F-12 of the Prospectus.

Note G – Goodwill, page F-17

23.

We note that the Company recorded a goodwill impairment charge of $6.8 million in fiscal 2008 related to the Internet reporting segment. Please revise your disclosures to describe, in further detail, what led to the impairment of this segment. Additionally, please tell us and revise to disclose the significant assumptions you used in performing your impairment test as well as quantitative and qualitative disclosure of the sensitivity of your goodwill valuation to changes in your methodologies or assumptions. See Section V of SEC Release 33-8350.

The impairment charge with respect to the Internet segment was solely due to impairment in the online reporting unit of the Internet segment.  The online reporting unit, launched in 1995, consists of branded websites, including Penthouse.com and Danni.com.  It does not contain any of the assets acquired in the Various transaction, which are contained in the dating reporting unit and the Streamray reporting unit of the Internet segment.  Due to a significant reduction in the Company’s forecasts of revenue and profitability for the online reporting unit, the fair value of the unit was determined to be less than its carrying value.  Discounted anticipated future operating cash flows used to determine the fair value of the reporting unit were based upon assumptions with respect to future growth and trends, discount rates and other variables.  Key assumptions used were a discount rate of 16%, and an expected long term growth rate of 3%.  In addition, in calculating the implied fair value of goodwill, a royalty rate of 7% was derived from analysis of comparable companies in order to determine the value of trademarks utilized by the unit.  Management believes that the assumptions used in performing the impairment analysis are reasonable; however, they are inherently uncertain.  A 1% change in any of the above three key assumptions could result in an impairment charge ranging from $6,231 to $7,527.

The Prospectus has been amended to reflect the Staff’s comment.  Please see pages F-17 and F-18 of the Prospectus.

Note I – Accrued Expenses and Other Liabilities, page F-18

24.

Please revise your disclosure on page 22 and F-19 to disclose the amount of the settlement and fine agreed upon with German authorities and when it will be or was paid.

The Prospectus has been amended to reflect the Staff’s comment.  Please see pages 22 and F-19 of the Prospectus.

25.

Additionally, we note that the Company recorded a $2.7 million gain to other income for the settlement of VAT liabilities. Please tell us how you determined that the $2.7 million should be

Mark P. Shuman

April 24, 2009

recorded as a gain versus as a reduction to goodwill for the adjustment to the purchase price allocation since the VAT liabilities were recorded in the initial purchase price allocation for your Various acquisition. Also, tell us the accounting guidance you considered and revise your disclosures to clarify your accounting, as applicable. In this regard, it does not appear that the settlement occurred subsequent to the end of the allocation period as defined in Appendix F of SFAS 141.

The Company recorded the VAT obligation at the date of acquisition of Various based on amounts required to be paid, including related interest and penalties.  This amount was based on detailed computations in accordance with the laws of the relevant European Union countries.  As the Company was no longer waiting for information that it had arranged to obtain, the allocation period to measure the fair value of the VAT obligation had ended (see the definition of allocation period in Appendix F of SFAS 141).  It is further noted that the VAT obligation as recorded gave rise to a reduction in the recorded amount of consideration payable to the former stockholders of Various.  The $2.7 million gain on settlement of the VAT liability was the result of settlement negotiations commenced by the Company subsequent to the date of acquisition and, accordingly, as the allocation period had ended, the gain was included in the operating results in the period the settlement was agreed to by the taxing authorities and not as an adjustment to the allocated cost of the acquired entity (see paragraph 41 of SFAS 141).

The Prospectus has been amended to more clearly reflect this accounting treatment.  Please see page F-19 of the Prospectus.

Note J – Long-Term Debt, page F-19

26.

We note your disclosure on page F-20 in response to prior comment 69 that the valuation of common stock underlying the warrants issued in connection with the Various acquisition was determined by an independent third party valuation. When you refer to a third-party valuation specialist, you should revise to (1) disclose the name the specialist and include the expert’s consent following Securities Act Rule 436(b) of Regulation C, or (2) remove the reference to the use of the specialist. Also, please revise to disclose that the valuation was performed on a retrospective basis. Please see Question 141.02 of our Compliance and Disclosure Interpretations related to Exchange Act Form 8-K at http://www.sec.gov/divisions/corpfin/guidance/8-kinterp.htm for guidance.

The Prospectus has been amended to reflect the Staff’s comment.  Please see page F-21 of the Prospectus.

27.

Please tell us the value of the underlying common stock used in determining the $0.28 fair value of the Company’s warrants. Additionally, please tell us the per share price determined in each of the four scenarios you used to establish the final fair value of your common stock on December 6, 2007. Also, we reissue part of prior comment 69 to tell us how you considered the recent issuance price of Series B Convertible Preferred Stock in determining the value of common stock. In this regard, tell us how the Company determined that an increase in the value of common stock from November 2007 to December 6, 2007 was reasonable and further explain the “differences in rights and marketability of past transaction securities and the subject securities.” Finally, tell us if the names and prices of publicly traded securities of comparable companies used in your analysis.

In determining the fair value of the Company’s warrants, the value of the underlying common stock was $0.28 per share.  The per share price determined in each of the four scenarios used to establish the final fair value is as follows:

	Concluded Value	Weight	Weighted Value
No-IPO Scenario	$0.08	80%	$0.06
IPO Scenario I – 6/30/08	$1.16	10%	$0.12
IPO Scenario II – 12/31/08	$1.06	5%	$0.05
IPO Scenario III – 6/30/09	$0.98	5%	$0.05
Final			$0.28

The increase in the value of the common stock from November 2007 to December 6, 2007, was due to the acquisition of Various, which took place on December 6, 2007.  The Company’s acquisition of Various added substantially to the Company’s assets as well as its operating profit profile.  It also brought the Company into the

Mark P. Shuman

April 24, 2009

forefront of the social networking business, which has an intrinsically higher value than the legacy businesses of the Company.  While the rights of the past transaction securities and the subject securities were substantially similar, the marketability of the subject securities was much enhanced due to the higher value of the Company after the acquisition of Various and the increased ability of the Company to consummate a capital markets transaction that would allow the securities to become more liquid.

The comparable companies and their stock prices as of December 6, 2007, as derived from information furnished by the Company’s valuation consultant, are shown on the chart attached as Exhibit A hereto.

Note K – Stockholders’ Equity, page F-24

28.

Please explain the following items further as it relates to your response to prior comment 73 with regards to determining the fair value of your common stock:

•

Tell us each of the specific issuance dates and number of shares issued on those dates for your Series B Convertible Preferred Stock;

•

Please confirm the date used for assessing the value of common stock (i.e. was it November 26, 2007 or another date?);

•

Tell us how the Company considered what value was appropriate to use for each issuance date given that the issuance period was from June through November 2007 (i.e. were there any business related events that would have changed the value of the Company’s common stock during that period?);

•

Tell us the names and prices of publicly traded securities of comparable companies used in your analysis;

•

Tell us the volatility assumptions used for the Company’s and of comparable businesses and how they impacted your valuation; and

•

Explain, in detail, the changes in the fair value of the Company’s common stock from $0.5953 in August 2006 to $0.029604 in June – November 2007 to the value determined as of December 2007 used to fair value the warrants in the Various acquisition. Also, specifically explain how the Various acquisition impacted your valuation given that the transaction closed only a few days after the last issuance of the Series B Convertible Preferred Stock.

There were a total of 168,897,006 shares of Series B Convertible Preferred Stock issued on December 6, 2007.  Although the funding for the shares was received from May through November 2007, the actual shares were not issued until December 6, 2007, which was the only date of issuance.

The date used for assessing the value of common stock was May 2007.  This was done by the Company in anticipation of the Series B Convertible Preferred Stock offering consummated in December 2007.  The Company’s valuation was an update of a December 31, 2006 valuation in a report by an unrelated valuation specialist, which was in draft form in May 2007 (the final version of the report by the unrelated valuation specialist is dated November 26, 2007, however it values the Company at December 31, 2006).  The Company ascribed a value to the common stock in May 2007 based upon the December 31, 2006 valuation and subsequent business events. The Company used its aforementioned May 2007 valuation for the issuance of Series B Convertible Preferred stock on December 6, 2007 (the date of the Various acquisition).  The Company considered the May 2007 valuation reasonable to use because there were no significant business related events between this May 2007 valuation and the time when the Company began to firm up commitments and receive funding for the Series B Convertible Preferred Stock offering, also in May 2007.  Furthermore the December 31, 2006 valuation, which was the basis for the May 2007 valuation, was the latest valuation from an unrelated party available to the Company.

In its report, the unrelated valuation specialist used Playboy Enterprises class B shares ($11.46 per share at 12/29/06), Martha Stewart Living Omnimedia Inc. ($21.90 per share at 12/29/06), New Frontier Media Inc. ($8.91 per share at 12/29/06), Meredith Corp. ($56.01 per share at 12/29/06), and Primedia ($1.69 per share at 12/29/06) as

Mark P. Shuman

April 24, 2009

the comparable companies under its guideline company method. The unrelated party valuation report valuing the Company at December 31, 2006 used a discounted future income method which utilizes the Capital Asset Pricing Model to determine the Company’s weighted average cost of capital (“WACC”) in order to discount projected future cash flows back to present value.  An input into the calculation for the WACC is beta, a measure of volatility in comparison to the market.  The median beta of the five previously mentioned comparable companies was used to find the WACC for the Company.  The Company did not utilize a separate volatility analysis in its May 2007 valuation, however the May 2007 valuation was based in large part on the December 31, 2006 valuation.

The value of $0.5953 per share in August 2006 was based on a mutually agreed upon fair market valuation between the Company and certain funds which lent the Company $33 million in August 2005 (the “August 2005 Offering”).  This was the latest valuation by an unrelated party available to the Company in August 2006, and the Company felt it was reasonable to use because no significant business events had occurred between the August 2005 Offering and August 2006.  The valuation at the August 2005 Offering was a result of negotiations with many market participants and potential investors, which helped in determining the fair market valuation. The value of $0.029604 per share at the time of the Series B Convertible Preferred stock issuance consummated in December 2007 was based on the Company’s aforementioned May 2007 valuation for the reasons stated above.  The decline in share value between the August 2006 valuation and the May 2007 valuation occurred because the Company’s financial performance in late 2006 and 2007 was weaker than projected. The fair value of the warrants issued in connection with the Various transaction was based on a second valuation report by the aforementioned unrelated valuation specialist valuing the Company at December 6, 2007 after giving effect to the Various acquisition, which report was finalized in early 2008. The acquisition of Various made a significant positive impact on the Company’s common stock valuation by substantially improving the cash flows, assets and operating profit profile of the Company.  In addition, the value of the Company’s securities was enhanced due to the increased ability of the Company to consummate a capital markets transaction that would allow the securities to become more liquid.

Note L. Stock Options, page F-26

29.

We note your responses to prior comments 25, 26, 75, and 77 and that your IPO price range has not been determined. Please update us with a proposed IPO price range when an estimate is determined in consultation with your underwriters. Please note that we will need sufficient time to process your amendments once a price range is included and we may have additional comments with regards to your common stock valuations and/or your disclosures regarding the Company’s accounting for stock-based awards when this information is provided.

The Company notes the Staff’s comment and will include the price range in the Prospectus as soon as the information is available and prior to the distribution of a preliminary prospectus.

30.

We note your response to prior comment 76 and your revised disclosures in Note L with regards to the Company’s 2008 stock option grants. Once the Company has established an estimated IPO price range, please revise your disclosures to also indicate the estimated compensation expense (or range of expense) that will be recorded as a cumulative compensations adjustment upon effectiveness.

The Company notes the Staff’s comment and will include the estimated compensation expense or range of expense in the Prospectus as soon as the information is available and prior to the distribution of a preliminary prospectus.

Note M. Income Taxes, page F-27

31.

Please provide us with the entries recorded for deferred tax assets and liabilities during and subsequent to the acquisition of Various, as they appear to missing from your response to prior comment 79. Also, explain further how you determined the amount of the tax benefit applicable to pre-acquisition net losses ($6.5 million) versus the amount applicable to post-acquisition net losses ($6.4 million). Please provide any documentation that supports your calculations.

The Company respectfully submits that it has provided the entries recorded for deferred tax assets and liabilities in its letter dated March 26, 2009 responding to comments given by the Staff on January 21, 2009.  The amount of tax benefit applicable to pre-acquisition net losses versus the amount applicable to post-acquisition net losses was computed as follows:

Mark P. Shuman

April 24, 2009

	Pre-Acquisition	Post-Acquisition	Total
	(thousands)
Pre-tax losses	(19,773)	(16,574)	(36,347)
Permanent differences
Impairment of goodwill	925	–	925
Other	192	499	691
Loss available for tax benefits	(18,656)	(16,075)	(34,731)
Rate	35%	40%	–
Tax benefit	(6,530)	(6,430)	–

Note P. Contingencies, page F-31

32.

We note from your revised disclosures on page F-32 that on or about December 31, 2008, the Company executed a settlement agreement with a minority stockholder resolving all outstanding claims against the Company and its officers and directors regarding the Series B Convertible Preferred Stock issuance. Please tell us the amount of the settlement and tell if such amount is reflected in your December 31, 2008 financial statements. Further, revise to disclose the amount of the settlement, if material.

No amounts were payable by the Company in connection with the settlements.  The settlement involved the purchase of shares of Series B common stock from a minority stockholder by an entity owned by the principal stockholders of the Company.  Thus the payments are not reflected in the Company’s 2008 financial statements. The Prospectus has been amended to disclose the details and dollar amount of the sale of stock.  Please see page F-33 of the Prospectus.

Exhibit Index, page II-8

33.

We note your inclusion of a disclaimer regarding the accuracy of, and investor use of, the information in agreements included as exhibits to your registration statement. Please tell us how you determined that this is consistent with your disclosure obligations, or amend your disclosure, as appropriate. Please note that general disclaimers regarding the accuracy and completeness of disclosure, or investor use of that information, may not be sufficient when you are aware of material contradictory information.

The Company notes the Staff’s comment and is of the opinion that the language the Staff refers to as a disclaimer is in fact meaningful cautionary language about the proper context of the statements and other information included in the exhibits to the Registration Statement. The Company believes that such cautionary language is entirely consistent with its disclosure obligations and that such cautionary language puts the statements and information contained in the exhibits in their proper context. Unlike the text of a prospectus, material contracts and other exhibits required to be filed as part of a registration statement are not written for the purpose of providing material disclosure about an issuer to investors. The terms of material contracts and other exhibits instead represent an outcome of specific negotiations between contracting parties. Accordingly, the included language bespeaks caution to investors and thus serves much the same purpose as the cautionary statements provided in the "Forward-Looking Statements" section of the Prospectus. The Company further notes the Staff's comment concerning disclosure of material contradictory information and agrees that general disclaimers regarding the accuracy and completeness of disclosure, or investor use of that information, may not be sufficient when one is aware of such information. Under those circumstances, the Company agrees that additional disclosure would be appropriate.

*     *     *     *     *

Mark P. Shuman

April 24, 2009

For your convenience, we have supplementally provided you with (i) four copies of Amendment No. 2 to the Registration Statement and (ii) four blacklined copies of Amendment No. 2 to the Registration Statement reflecting the changes made to the March 26, 2009 filing of Amendment No. 1 to the Registration Statement, and with each comment hand-marked next to the relevant revised language.

Thank you for your consideration.  If you have any further questions or comments, please contact me at (212) 872-8117.

Sincerely,

/s/ Bruce S. Mendelsohn

Bruce S. Mendelsohn

cc:

Marc H. Bell

Exhibit A – Comment #27

The chart below presents comparable companies and their stock prices as of December 6, 2007, as derived from information furnished by the Company’s valuation consultant.

Company Name	Martha Stewart Living Omnimedia Inc.	Meredith Corp.	Playboy Enterprises Inc.	Value Line, Inc.	New Frontier Media Inc.	Audible Inc.	CNET Networks Inc.
Valuation Date	12/6/2007	12/6/2007	12/6/2007	12/6/2007	12/6/2007	12/6/2007	12/6/2007
Shares Outstanding	53,501,112	47,445,509	33,260,518	9,981,600	23,827,000	24,410,000	151,974,000
Calculated FMV of Equity	495,955,308	2,608,554,085	303,335,924	406,450,752	131,048,500	217,737,200	1,389,042,360

Implied Share Value	$ 9.27	$ 54.98	$ 9.12	$ 40.72	$ 5.50	$ 8.92	$ 9.14

Company Name	Private Media Group Inc.	Liberty Media Capital	Crown Media Holdings Inc.	Iconix Brand Group, Inc.	VCG Holding Corp.	Cherokee Inc.	4 Kids Entertainment Inc.
Valuation Date	12/6/2007	12/6/2007	12/6/2007	12/6/2007	12/6/2007	12/6/2007	12/6/2007
Shares Outstanding	53,148,166	25,830,000	104,788,076	56,914,891	16,890,653	8,913,902	13,211,607
Calculated FMV of Equity	114,800,039	3,008,936,700	681,122,494	1,118,946,757	229,037,255	287,651,618	173,732,632

Implied Share Value	$ 2.16	$ 116.49	$ 6.50	$ 19.66	$ 13.56	$ 32.27	$ 13.15